April 15, 2020

Douglas S. Ingram
President and Chief Executive Officer
Sarepta Therapeutics, Inc.
215 First Street, Suite 415
Cambridge, MA 02142

       Re: Sarepta Therapeutics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 8, 2020
           File No. 001-14895

Dear Mr. Ingram:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Raymond J. Grant, Esq.